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                                   File No. 70-9135

                   CERTIFICATE OF NOTIFICATION

                            (Rule 24)

                              to the

                SECURITIES AND EXCHANGE COMMISSION

                                by

          YANKEE ATOMIC ELECTRIC COMPANY (YANKEE ATOMIC)


  It is hereby certified that the transactions detailed below, which were covered by the Statement on Form U-l as amended and the Order of the Securities and Exchange Commission dated December 30, 1997 with respect thereto, have been carried out in accordance with the terms and conditions of and for the purposes represented in said Statement and Order of the Commission, as follows:

  During the quarter ended September 30, 1998, Yankee Atomic made no new money borrowings and had no short-term debt outstanding.


                            SIGNATURE

  Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this Certificate of Notification to be signed on its behalf by the undersigned officer thereunto duly authorized.

                         YANKEE ATOMIC ELECTRIC COMPANY


                         s/Kirk L. Ramsauer

                         Kirk L. Ramsauer
                         Clerk and General Counsel


Date: November 10, 1998